Exhibit 99.1

This Business Combination Agreement was negotiated at arm’s length to provide contractual protections for the benefit of Goldcorp Inc. and Gold Eagle Mines Ltd. and not for the purposes of disclosure to investors or any other purpose. The terms of this Agreement may be varied or amended. Accordingly investors and potential investors are cautioned that it would be inappropriate to rely on this document in making an investment decision.
BUSINESS COMBINATION AGREEMENT
between
GOLDCORP INC.
and
GOLD EAGLE MINES LTD.

ii

Dated July 31, 2008
TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS, INTERPRETATION AND SCHEDULES	1
1.01 Definitions	1
1.02 Interpretation Not Affected by Headings	8
1.03 Number, Gender and Persons	8
1.04 Date for any Action	8
1.05 Statutory References	8
1.06 Currency	8
1.07 Invalidity of Provisions	8
1.08 Accounting Matters	8
1.09 Knowledge	9
1.10 Meaning of Certain Phrase	9
1.11 Schedules	9

ARTICLE 2 THE ARRANGEMENT	9
2.01 The Arrangement	9
2.02 Court Proceedings	10
2.03 Effecting the Arrangement	10
2.04 Closing	11

ARTICLE 3 REPRESENTATIONS AND WARRANTIES	11
3.01 Representations and Warranties of Gold Eagle	11
3.02 Representations and Warranties of Goldcorp	20
3.03 Survival of Representations and Warranties	22

ARTICLE 4 COVENANTS	22
4.01 Covenants of Gold Eagle	22
4.02 Covenants of Goldcorp	28
4.03 Mutual Covenants	31
4.04 Indemnification and Insurance	31

ARTICLE 5 CONDITIONS	32
5.01 Mutual Conditions	32
5.02 Gold Eagle Conditions	33
5.03 Goldcorp Conditions	34
5.04 Notice and Cure Provisions	35
5.05 Merger of Conditions	35

ARTICLE 6 NON-SOLICITATION AND BREAK-UP FEE	35
6.01 Covenant Regarding Non-Solicitation	35
6.02 Notice of Superior Proposal Determination	37
6.03 Termination Fee Event	38

ARTICLE 7 AMENDMENT AND TERMINATION	39
7.01 Amendment	39
7.02 Mutual Understanding Regarding Amendments	39
7.03 Termination	40

ARTICLE 8 GENERAL	41
8.01 Notices	41
8.02 Remedies	42
8.03 Expenses	42
8.04 Time of the Essence	42

iii

8.05 Entire Agreement	43
8.06 Further Assurances	43
8.07 Governing Law	43
8.08 Execution in Counterparts	43
8.09 Waiver	43
8.10 No Personal Liability	43
8.11 Enurement and Assignment	44

Schedule A	Plan of Arrangement	A-1
Schedule B	Lock-Up Agreement	B-1
Schedule C	Patented Lands and Licences of Occupation	C-1

BUSINESS COMBINATION AGREEMENT
          THIS AGREEMENT made the 31st day of July, 2008
B E T W E E N :
GOLDCORP INC.,
a corporation existing under the
Business Corporations Act (Ontario),
(hereinafter referred to as “Goldcorp”)
OF THE FIRST PART
- and -
GOLD EAGLE MINES LTD.,
a corporation existing under the
Business Corporations Act (Ontario),
hereinafter referred to as “Gold Eagle”)
OF THE SECOND PART
WITNESSES THAT:
          WHEREAS Goldcorp and Gold Eagle propose to effect a business combination by way of a Plan of Arrangement under the provisions of the Business Corporations Act (Ontario);
          NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES
1.01 Definitions
     In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“Acquisition Proposal” means, in respect of Gold Eagle, any bona fide inquiry, proposal or offer made by a party with whom Gold Eagle deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Gold Eagle’s assets), any recapitalization, reorganization, liquidation, sale or issue of a material number of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Gold Eagle or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Gold Eagle (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);
(b)	“Agreement” means this business combination agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(c)	“Arrangement” means an arrangement under the provisions of section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

(d)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(e)	“Canadian GAAP” means accounting principles generally accepted in Canada;

(f)	“Canadian Resident” means a beneficial owner of Gold Eagle Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(g)	“Change in Gold Eagle Recommendation” shall have the meaning ascribed thereto in subsection 4.01(b)(iii);

(h)	“Competition Act” means the Competition Act (Canada);

(i)	“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be December 31, 2008;

(j)	“Confidentiality Agreement” means the confidentiality agreement dated July 10, 2008 between Goldcorp and Gold Eagle, as amended;

(k)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(l)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Gold Eagle to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Gold Eagle;

(m)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Goldcorp and Gold Eagle for the purpose of, among other things, exchanging certificates representing Gold Eagle Common Shares for certificates representing Share Consideration and disbursing the Cash Consideration;

(n)	“Director” means the director appointed under Section 278 of the OBCA;

(o)	“disclosed by Goldcorp” means disclosed by Goldcorp in its public disclosure filings since January 1, 2008 or disclosed in the Goldcorp Disclosure Letter;

(p)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(q)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(r)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(s)	“Eligible Holder” means a beneficial holder of Gold Eagle Common Shares immediately prior to the Effective Time who is either (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(t)	“Eligible Non-Resident” means a beneficial holder of Gold Eagle Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Gold Eagle Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(u)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(v)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(w)	“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(x)	“Final Order” means the order of the Court pursuant to section 182 of the OBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(y)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(z)	“Goldcorp” means Goldcorp Inc., a corporation existing under the laws of the Province of Ontario;

(aa)	“Goldcorp Common Shares” means common shares in the capital of Goldcorp;

(bb)	“Goldcorp Disclosure Letter” means the letter dated July 31, 2008, delivered by Goldcorp to Gold Eagle in the form accepted by and initialled on behalf of Gold Eagle with respect to certain matters in this Agreement;

(cc)	“Goldcorp Documents” shall have the meaning ascribed thereto in subsection 3.02(j);

(dd)	“Goldcorp Financial Statements” shall have the meaning ascribed thereto in subsection 3.02(g);

(ee)	“Goldcorp Options” means the outstanding options, as at July 30, 2008, to purchase an aggregate of 14,270,885 Goldcorp Common Shares issued pursuant to the Goldcorp Share Option Plan;

(ff)	“Goldcorp Restricted Share Plan” means the Goldcorp Restricted Share Plan dated April 15, 2005, as amended May 20, 2006;

(gg)	“Goldcorp Restricted Share Rights” means the outstanding rights, as at July 30, 2008, to purchase an aggregate of 375,003 Goldcorp Common Shares issued pursuant to the Goldcorp

Restricted Share Plan;

(hh)	“Goldcorp Share Option Plan” means, collectively, (i) the option plan dated April 15, 2005, as amended May 2, 2007 and May 20, 2008; (ii) the option plan dated September 30, 1995, as amended November 6, 2006; (iii) the option plan amended and restated May 29, 2002; and (iv) the option pan dated April 3, 2001 as amended June 3, 2003;

(ii)	“Goldcorp Shareholders” means, at any time, the holders of Goldcorp Common Shares;

(jj)	“Goldcorp Warrants” means the outstanding warrants to purchase an aggregate of 8,439,425 Goldcorp Common Shares issued pursuant to a common share purchase warrant indenture dated May 4, 2006 between Goldcorp and CIBC Mellon Trust Company;

(kk)	“Gold Eagle Common Shares” means common shares in the capital of Gold Eagle;

(ll)	“Gold Eagle Disclosure Letter” means the letter dated July 30, 2008 delivered by Gold Eagle to Goldcorp in the form accepted by and initialed on behalf of Goldcorp with respect to certain matters in this Agreement;

(mm)	“Gold Eagle Documents” shall have the meaning ascribed thereto in subsection 3.01(t);

(nn)	“Gold Eagle Financial Statements” shall have the meaning ascribed thereto in subsection 3.01(i);

(oo)	“Gold Eagle Meeting” means the special meeting, including any adjournments or postponements thereof, of the Gold Eagle Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Gold Eagle Resolution;

(pp)	“Gold Eagle Options” means options to purchase Gold Eagle Common Shares issued pursuant to the Gold Eagle Option Plan and described in the Gold Eagle Disclosure Letter;

(qq)	“Gold Eagle Option Plan” means the Gold Eagle 2006 Stock Option Plan dated November, 2006;

(rr)	“Gold Eagle Plans” shall have the meaning ascribed thereto in subsection 3.01(r);

(ss)	“Gold Eagle Property” means the Patented Lands and the lands and waters subject to the Licences of Occupation described in Schedule C hereto;

(tt)	“Gold Eagle Resolution” means the special resolution of the Gold Eagle Shareholders approving the Arrangement, the Plan of Arrangement and this Agreement;

(uu)	“Gold Eagle Rights Plan” means the shareholder rights plan of Gold Eagle created pursuant to the shareholder rights plan agreement dated March 14, 2007, as amended, between Gold Eagle and Equity Transfer & Trust Company;

(vv)	“Gold Eagle Shareholders” means, at any time, the holders of Gold Eagle Common Shares;

(ww)	“Gold Eagle Shareholder Approval” shall have the meaning ascribed to such term in section 2.02(a)(ii) hereof;

(xx)	“Gold Eagle Subsidiary” means Southern Star Resources, Inc.;

(yy)	“Gold Eagle Termination Payment” shall have the meaning ascribed thereto in subsection 6.03;

(zz)	“Gold Eagle Warrants” means the 2,762,431 common share purchase warrants issued by Gold Eagle on June 26, 2008, each whole warrant entitling the holder to purchase one Gold Eagle Common Share at $10.15 for a period of 36 months;

(aaa)	“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(bbb)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States of America, and the rules and regulations thereunder;

(ccc)	“Interim Order” means the interim order of the Court pursuant to subsection section 182 of the OBCA, made in connection with the Arrangement, as such order may be amended;

(ddd)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(eee)	“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(fff)	“Licences of Occupation” means the licenses of occupation listed on Schedule C hereto

(ggg)	“Lock-Up Agreements” means the Lock-Up Agreements dated the date hereof and made between Goldcorp and certain officers and directors of Gold Eagle substantially in the form of Schedule B hereto;

(hhh)	“Locked-Up Shareholders” means the persons who are party to the Lock-Up Agreements, other than Goldcorp;

(iii)	“Material Adverse Change” means, in respect of any Person, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any Person, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of that Person and its Subsidiaries, taken as a whole, other than any change, event, occurrence or effect: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on that Person, on a consolidated basis; (iii) relating to change in the market trading price of shares of such Person arising from: (A) the announcement of the execution of this Agreement or the transactions contemplated hereby; or (B) primarily resulting from a change, event, occurrence or effect excluded from this definition under (i), (ii) or (iv) hereof; (iv) relating to any generally applicable change in Laws (other than orders, judgments or decrees made against that Person or any of its Subsidiaries; or (v) resulting from changes in the price of gold, silver or copper; or (vi) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts provided, however that such effect referred to in clause (i). (ii), (iv) or (v) above does not primarily relate only to that Person and its Subsidiaries taken as a whole compared to other companies of similar size operating in the mining industry;

(jjj)	“NYSE” means the New York Stock Exchange, Inc.;

(kkk)	“OBCA” means the Business Corporations Act (Ontario);

(lll)	“Patented Lands” means the lands described in Schedule C hereto;

(mmm)	“Pending Gold Eagle Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.03(d);

(nnn)	“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

(ooo)	“Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with section 6.01 of the Plan of Arrangement or section 7.01 hereof;

(ppp)	“Proxy Circular” means the management information circular to be prepared by Gold Eagle in respect of the Gold Eagle Meeting;

(qqq)	“Release” shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(rrr)	“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(sss)	“Securities Act” means the Securities Act (Ontario);

(ttt)	“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in each of the provinces and territories of Canada and the SEC, collectively;

(uuu)	“SEC” means the United States Securities and Exchange Commission;

(vvv)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(www)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(xxx)	“Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Gold Eagle (on a consolidated basis) or, directly or indirectly, all of the Gold Eagle Common Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of Gold Eagle’s Board of Directors, acting in good faith (after receipt of advice from its financial advisors and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal; (c) is not subject to a due diligence condition; (d) that is made to all shareholders in compliance with applicable securities laws; and (e) in respect of which the directors of Gold Eagle have determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisors to Gold Eagle to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to the Gold Eagle Shareholders, from a financial point of view, than the terms of the Arrangement, taking into account any adjustment to the terms of the Arrangement that may be proposed by Goldcorp as contemplated by section 6.02;

(yyy)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, mining taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(zzz)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(aaaa)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(bbbb)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any taxing authority or required to be made, prepared or filed with any taxing authority relating to Taxes;

(cccc)	“Triggering Event” shall have the meaning ascribed thereto in subsection 6.03;

(dddd)	“TSX” means the Toronto Stock Exchange;

(eeee)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(ffff)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(gggg)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

          In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.
1.02 Interpretation Not Affected by Headings
          The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.
1.03 Number, Gender and Persons
          In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.
1.04 Date for any Action
          If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.
1.05 Statutory References
          Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.06 Currency
          Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.
1.07 Invalidity of Provisions
          Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.
1.08 Accounting Matters
          Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.09 Knowledge
          Where the phrases “to the knowledge of Goldcorp” or “to Goldcorp’s knowledge” or “to the knowledge of Gold Eagle” or “to Gold Eagle’s knowledge” are used in respect of Goldcorp, Gold Eagle or the Gold Eagle Subsidiary, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of Goldcorp, the collective actual knowledge of those officers of Goldcorp set forth in the Goldcorp Disclosure Letter; and (B) in the case of Gold Eagle and the Gold Eagle Subsidiary, the collective actual knowledge of those officers of Gold Eagle and the Gold Eagle Subsidiary set forth in the Gold Eagle Disclosure Letter.
1.10 Meaning of Certain Phrase
          In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.
1.11 Schedules
          The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Form of Lock-Up Agreement
C	Patented Lands and Licences of Occupation
ARTICLE 2
THE ARRANGEMENT
2.01 The Arrangement
     At the Effective Time, pursuant to the terms hereof and the Plan of Arrangement, Gold Eagle and Goldcorp will effect a combination of their respective businesses by way of Arrangement under the OBCA pursuant to which:
(a)	each Gold Eagle Shareholder (other than a Gold Eagle Shareholder who has validly exercised its Dissent Rights and who is entitled to be paid fair value therefore, or by Goldcorp or any of its Subsidiaries) shall be entitled to receive, in exchange therefor and subject to the Plan of Arrangement, consideration comprised of, in accordance with the election or deemed election of such Gold Eagle Shareholder, for each Gold Eagle Common Share held:
(i)	$ 13.60 per Gold Eagle Common Share (the “Cash Consideration”); or

(ii)	0.292 of a Goldcorp Common Share plus $0.0001(the “Share Consideration”); or

(iii)	any combination thereof,
subject to pro-ration in accordance with the Plan of Arrangement;
(b)	in accordance with the Gold Eagle Option Plan, including section 3.8 thereof, each holder of a Gold Eagle Option outstanding immediately prior to the Effective Time shall be entitled to receive (and shall accept), upon the exercise of such holder’s Gold Eagle Options, for the same aggregate consideration therefor and in lieu of any Gold Eagle Common Shares or other consideration, the number of Goldcorp Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Gold Eagle Common Shares to which such holder was theretofore entitled upon such exercise and such holder elected to receive the Share Consideration and each such Gold Eagle Option shall continue to be governed by and be subject to the terms of the Gold Eagle Option Plan and any applicable agreement thereunder.
2.02 Court Proceedings
          Gold Eagle shall apply to the Court pursuant to section 182 of the OBCA for the Interim Order and Final Order as follows:
(a)	As soon as is reasonably practicable after the date of execution of this Agreement, Gold Eagle shall file, proceed with and diligently prosecute an application to the Court for an Interim Order which shall request that the Interim Order shall provide:
(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Gold Eagle Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Gold Eagle Resolution shall be 66 2/3% of the votes cast on the Gold Eagle Resolution by the holders of Gold Eagle Common Shares, present in person or by proxy at the Gold Eagle Meeting (the “Gold Eagle Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of the Gold Eagle constating documents, including quorum requirements and other matters, shall apply in respect of the Gold Eagle Meeting;

(iv)	for the grant of Dissent Rights to the registered holders of Gold Eagle Common Shares;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Gold Eagle Meeting may be adjourned from time to time by management of Gold Eagle without the need for additional approval of the Court; and

(vii)	that the record date for Gold Eagle Shareholders entitled to notice of an to vote at the Gold Eagle Meeting will not change in respect of any adjournment(s) of the Gold Eagle Meeting;
(b)	subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, Gold Eagle shall take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.
The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Gold Eagle and Goldcorp, each acting reasonably.
2.03 Effecting the Arrangement
          Subject to the rights of termination contained in Article 7 hereof, upon the Gold Eagle Shareholders providing the Gold Eagle Shareholder Approval in accordance with the Interim Order, Gold Eagle obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Gold Eagle shall file with the Director the Final Order and such other documents as may be required in order to effect the Arrangement.
2.04 Closing
          The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2 at 9:00 a.m. (Toronto time) on the Effective Date.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.01 Representations and Warranties of Gold Eagle
          Gold Eagle hereby represents and warrants to Goldcorp and hereby acknowledges that Goldcorp is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. Gold Eagle and the Gold Eagle Subsidiary have been incorporated, are validly subsisting and have full corporate or legal power and authority to own their respective properties and assets and to conduct their respective businesses as currently owned and conducted. Gold Eagle and the Gold Eagle Subsidiary are registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Gold Eagle. All of the outstanding shares of the Gold Eagle Subsidiary are validly issued, fully paid and non-assessable. All of the outstanding shares of the Gold Eagle Subsidiary are owned, directly, by Gold Eagle. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the Gold Eagle Subsidiary and except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter, the outstanding shares of the Gold Eagle Subsidiary are owned by Gold Eagle free and clear of all Encumbrances and Gold Eagle is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in the Gold Eagle Subsidiary from Gold Eagle.

(b)	Capitalization. Gold Eagle is authorized to issue an unlimited number of Gold Eagle Common Shares. As at July 28, 2008, there were: (i) 106,631,730 Gold Eagle Common Shares outstanding; (ii) Gold Eagle Options to acquire an aggregate of 7,087,963 Gold Eagle Common Shares outstanding; and; (iii) 2,762,431 Gold Eagle Common Shares reserved for issuance under the outstanding Gold Eagle Warrants. The Gold Eagle Options and the outstanding Gold Eagle Warrants are described in the Gold Eagle Disclosure Letter. Except as disclosed in the Gold Eagle Disclosure Letter and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Gold Eagle or the Gold Eagle Subsidiary to issue or sell any shares of Gold Eagle, the Gold Eagle Subsidiary any securities or obligations of any kind convertible into or exchangeable for any shares of Gold Eagle or the Gold Eagle Subsidiary. All outstanding Gold Eagle Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Gold Eagle or the Gold Eagle Subsidiary having the right to vote with the Gold Eagle Shareholders on any matter. There are no outstanding contractual obligations of Gold Eagle or the Gold Eagle Subsidiary to repurchase, redeem or otherwise acquire any outstanding Gold Eagle Common Shares or with respect to the voting or disposition of any outstanding Gold Eagle Common Shares.

(c)	Authority. Gold Eagle has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Gold Eagle as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Gold Eagle and the completion by Gold Eagle of the transactions contemplated by this Agreement have been authorized by the directors of Gold Eagle and, subject to obtaining the Gold Eagle Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on the part of Gold Eagle are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Gold Eagle of the Proxy Circular. This Agreement has been executed and delivered by Gold Eagle and constitutes a legal, valid and binding obligation of Gold Eagle, enforceable against Gold Eagle in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter, the execution and delivery by Gold Eagle of this Agreement and the performance by Gold Eagle of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:
A.	the articles or by-laws (or their equivalent) of Gold Eagle or the Gold Eagle Subsidiary;

B.	any Law, or

C.	any contract, agreement, licence or permit to which Gold Eagle or the Gold Eagle Subsidiary is bound or is subject to or of which Gold Eagle or the Gold Eagle Subsidiary is the beneficiary;
in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Gold Eagle, and

(ii)	give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Gold Eagle or the Gold Eagle Subsidiary to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Gold Eagle;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Gold Eagle or the Gold Eagle Subsidiary or restrict, hinder, impair or limit the ability of Gold Eagle or the Gold Eagle Subsidiary to conduct the business of Gold Eagle or the Gold Eagle Subsidiary as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Gold Eagle; or

(iv)	result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of Gold Eagle or the Gold Eagle Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Gold Eagle or the Gold Eagle Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits.
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Gold Eagle or the Gold Eagle Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Gold Eagle of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings required under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges; (iv) compliance with and approvals required by the Competition Act; (v) any other consents, waivers, permits, orders or approvals referred to in the Gold Eagle Disclosure Letter; and (vi) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Gold Eagle.

(d)	Directors’ Approvals. The board of directors of Gold Eagle has received an opinion from BMO Nesbitt Burns Inc., the financial advisors to the board of directors of Gold Eagle, that the consideration payable to the Gold Eagle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Gold Eagle Shareholders and the directors of Gold Eagle have:
(i)	determined that the consideration payable to the Gold Eagle Shareholders pursuant to the Arrangement is fair to the Gold Eagle Shareholders and the Arrangement is in the best interests of Gold Eagle;

(ii)	recommended that the Gold Eagle Shareholders vote in favour of the Gold Eagle Resolution; and

(iii)	authorized the entering into of this Agreement, and the performance of its provisions, by Gold Eagle.
(e)	Gold Eagle Subsidiaries. The only Subsidiary of Gold Eagle is the Gold Eagle Subsidiary and there are no other corporations or unincorporated entities in which Gold Eagle owns a direct or indirect voting or equity interest.

(f)	No Defaults. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter, neither Gold Eagle, nor the Gold Eagle Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Gold Eagle or the Gold Eagle Subsidiary under any contract, agreement or licence that is material to the conduct of the business of Gold Eagle or the Gold Eagle Subsidiary to which any of them is a party or by which either of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Gold Eagle.

(g)	Absence of Changes. Since December 31, 2007, except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter:
(i)	Each of Gold Eagle and the Gold Eagle Subsidiary has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	neither of Gold Eagle nor the Gold Eagle Subsidiary has incurred or suffered a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Gold Eagle or the Gold Eagle Subsidiary of any material property or assets;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Gold Eagle or the Gold Eagle Subsidiary of any debt for borrowed money, any creation or assumption by Gold Eagle or the Gold Eagle Subsidiary of any Encumbrance or any making by Gold Eagle or the Gold Eagle Subsidiary of any loan, advance or capital contribution to or investment in any other person;

(v)	Gold Eagle has not declared or paid any dividends or made any other distribution on any of the Gold Eagle Common Shares;

(vi)	Gold Eagle has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Gold Eagle Common Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Gold Eagle or the Gold Eagle Subsidiary to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Gold Eagle Options pursuant to the Gold Eagle Option Plan) made to, for or with any of such directors or officers;

(viii)	Gold Eagle has not effected any material change in its accounting methods, principles or practices; and

(ix)	Gold Eagle has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.
(h)	Employment Agreements. Other than as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter:
(i)	neither Gold Eagle nor the Gold Eagle Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Gold Eagle or the Gold Eagle Subsidiary that cannot be terminated without payment of a maximum of 12 times such individual’s monthly salary;

(ii)	neither Gold Eagle nor the Gold Eagle Subsidiary has any employee or consultant whose employment or contract with Gold Eagle or the Gold Eagle Subsidiary cannot be terminated without payment upon a maximum of twelve months’ notice; and

(iii)	neither Gold Eagle nor the Gold Eagle Subsidiary: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Gold Eagle, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current or, to the knowledge of Gold Eagle, pending or threatened strike or lockout.
(i)	Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of Gold Eagle for the financial years ended December 31, 2006 and December 31, 2007 and the three month period ended March 31, 2008 (the “Gold Eagle Financial Statements”) were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Gold Eagle at the respective dates indicated and the results of operations of Gold Eagle for the periods covered on a consolidated basis. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter, neither Gold Eagle nor the Gold Eagle Subsidiary has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Gold Eagle for the three month period ended March 31, 2008, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Gold Eagle mineral projects) since March 31, 2008, which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Gold Eagle.

(j)	Books and Records. The corporate records and minute books of Gold Eagle and the Gold Eagle Subsidiary have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Gold Eagle. Financial books and records and accounts of Gold Eagle and the Gold Eagle Subsidiary in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Gold Eagle and the Gold Eagle Subsidiary; and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Gold Eagle.

(k)	Litigation. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.01(p) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Gold Eagle, threatened against or relating to Gold Eagle or the Gold Eagle Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Gold Eagle. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Gold Eagle, threatened against or relating to Gold Eagle or the Gold Eagle Subsidiary before any Governmental Entity. Neither of Gold Eagle nor the Gold Eagle Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Gold Eagle or the Gold Eagle Subsidiary as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Gold Eagle.

(l)	Gold Eagle Properties. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter:
(i)	No Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Patented Lands and the Licenses of Occupation;

(ii)	Gold Eagle has all necessary corporate power to own the Patented Lands and the Licenses of Occupation and is in compliance with all applicable Laws and the Licenses of Occupation, registrations, permits, consents and qualifications to which the Gold Eagle Properties are subject;

(iii)	Gold Eagle has an undivided 100% legal and beneficial good, valid, marketable and exclusive fee simple right, title and interest in and to, and actual and exclusive possession of, the Patented Lands and an undivided 100% legal and beneficial good and valid marketable and exclusive right, title and interest in and to, and exclusive possession of, the Licenses of Occupation, free and clear of all Encumbrances, subject to the following:
(A)	the reservations contained in the original Crown patents and Licenses of Occupation;

(B)	any restrictions or covenants registered at the date hereof that run with the land, providing that same are complied with;

(C)	any minor easements for the supply of domestic utility or telephone services to the Gold Eagle Properties or adjacent properties;

(D)	any easements for drainage, storm and sanitary sewers, public utility lines, telephone lines or other services which do not materially affect the use of the Gold Eagle Properties for mining purposes; and,

(E)	the terms of the Licenses of Occupation.
(iv)	All taxes, local improvements, assessment rates, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of the Gold Eagle Properties have been made by Gold Eagle in respect of the Gold Eagle Properties;

(v)	Neither the Gold Eagle Properties nor any minerals or product derived from the Gold Eagle Properties are subject to or bound by any royalty or royalty interest, whether registered or unregistered, and Gold Eagle has not granted any royalty interest in or affecting the foregoing;

(vi)	There is no action, suit, order, work order, petition, prosecution or other similar proceeding of which process initiating the same has been served on Gold Eagle or threatened against Gold Eagle and affecting any of the Gold Eagle Properties at law or in equity or before or by any Governmental Entity;

(vii)	Gold Eagle has not received notice of any breach of any applicable Law in respect of its conduct on or under the Gold Eagle Properties which could have a Material Adverse Effect on the Gold Eagle Properties or the right, title and/or interest of Gold Eagle therein and thereto;
(m)	Mineral Reserves and Resources. The most recent estimated proven and probable mineral reserves and the estimated, measured, indicated and inferred mineral resources of Gold Eagle disclosed in the Gold Eagle Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Gold Eagle and the Gold Eagle Subsidiary, from the amounts disclosed publicly by Gold Eagle.

(n)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Gold Eagle:
(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of Gold Eagle and the Gold Eagle Subsidiary have been properly and timely paid;

(ii)	all (A) mines and mining-related activities where Gold Eagle or the Gold Eagle Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws; and (B) mines located in or on the lands of Gold Eagle or the Gold Eagle Subsidiary or lands pooled or unitized therewith, which have been abandoned by Gold Eagle or the Gold Eagle Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws.

(o)	Insurance. Gold Eagle maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(p)	Environmental. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter:
(i)	Each of Gold Eagle and the Gold Eagle Subsidiary has carried on its operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Gold Eagle.

(ii)	The Gold Eagle Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Gold Eagle. Neither Gold Eagle or the Gold Eagle Subsidiary has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Gold Eagle Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Gold Eagle. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Gold Eagle Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Gold Eagle. To the knowledge of Gold Eagle, there are no Hazardous Substances at, in, on, under or migrating from any Gold Eagle Property, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Gold Eagle.

(iii)	Neither of Gold Eagle or the Gold Eagle Subsidiary has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Gold Eagle, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Gold Eagle or the Gold Eagle Subsidiary. To the knowledge of Gold Eagle, no site or facility now or previously owned, operated or leased by Gold Eagle or the Gold Eagle Subsidiary is listed or, to the knowledge of Gold Eagle, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect on Gold Eagle, neither Gold Eagle nor the Gold Eagle Subsidiary has caused or permitted the Release of any Hazardous Substances on or to any of the Gold Eagle Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Gold Eagle; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Gold Eagle Properties or the assets of Gold Eagle or the Gold Eagle Subsidiary.

(v)	Except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Gold Eagle and except as disclosed by Gold Eagle in the Gold

Eagle Disclosure Letter, neither Gold Eagle nor the Gold Eagle Subsidiary has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.
(q)	Tax Matters. Except as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Gold Eagle:
(i)	Each of Gold Eagle and the Gold Eagle Subsidiary has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon.

(ii)	Each of Gold Eagle and the Gold Eagle Subsidiary has (A) duly and timely paid all Taxes due and payable by it, (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(iii)	The charges, accruals and reserves for Taxes reflected on the Gold Eagle Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are, in the opinion of Gold Eagle, adequate under Canadian GAAP to cover Taxes with respect to Gold Eagle and the Gold Eagle Subsidiary accruing through the date hereof.

(iv)	There are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Gold Eagle, threatened against either Gold Eagle or the Gold Eagle Subsidiary that propose to assess Taxes in addition to those reported in the Tax Returns.

(v)	No waiver of any statute of limitations with respect to Taxes has been given or requested with respect to Gold Eagle or the Gold Eagle Subsidiary.
(r)	Pension and Employee Benefits. Gold Eagle and the Gold Eagle Subsidiary have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Gold Eagle and the Gold Eagle Subsidiary including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Gold Eagle or the Gold Eagle Subsidiary as the case may be (collectively referred to in this subsection as the “Gold Eagle Plans”) other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Gold Eagle.

(s)	Reporting Status. Gold Eagle is a reporting issuer or its equivalent in each of the Provinces of Canada other than Quebec. The Gold Eagle Common Shares are listed on the TSX.

(t)	Reports. Since January 1, 2008, Gold Eagle has filed with all applicable Securities Authorities (which for greater certainty excludes the securities regulatory authority of the Province of Quebec and the SEC) , the TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Gold Eagle Documents”). The Gold Eagle Documents, at the time filed or, if amended, as of the date of such amendment (i) did not contain any misrepresentation (as defined by the Securities Act) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Gold Eagle except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on Gold Eagle. Gold Eagle has not filed any confidential material change or other report or other document with any Securities Authority or the TSX or other self-regulatory authority which at the date hereof remains confidential. The Gold Eagle Subsidiary is not required to file any reports or other documents with any of the Securities Authorities or the TSX.

(u)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.01(p) above), Gold Eagle and the Gold Eagle Subsidiary have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Gold Eagle.

(v)	No Cease Trade. Gold Eagle is not subject to any cease trade or other order of the TSX or any Securities Authority and, to the knowledge of Gold Eagle, no investigation or other proceedings involving Gold Eagle that may operate to prevent or restrict trading of any securities of Gold Eagle are currently in progress or pending before the TSX or any Securities Authority.

(w)	No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Gold Eagle or the Gold Eagle Subsidiary of any of the material assets of Gold Eagle or the Gold Eagle Subsidiary other than as described or contemplated herein.

(x)	Certain Contracts. Neither Gold Eagle nor the Gold Eagle Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to (i) limit the manner or the localities in which all or any material portion of their business, (ii) limit any business practice of Gold Eagle or the Gold Eagle Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Gold Eagle or the Gold Eagle Subsidiary in any material respect.

(y)	Foreign Private Issuer. As of the date hereof, Gold Eagle is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and is not required to register the Gold Eagle Common Shares under section 12(g) of the 1934 Act.

(z)	Investment Company Status. Gold Eagle is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(aa)	No Broker’s Commission. Gold Eagle has not entered into any agreement that would entitle any person to any valid claim against Gold Eagle for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Gold Eagle in the Gold Eagle Disclosure Letter.

(bb)	Vote Required. The only votes of the holders of any class or series of the Gold Eagle Common Shares, Gold Eagle Options or other securities of Gold Eagle necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is, subject to the Interim Order, the Gold Eagle Shareholder Approval.
3.02 Representations and Warranties of Goldcorp
          Goldcorp hereby represents and warrants to Gold Eagle, and hereby acknowledges that Gold Eagle is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)	Organization. Goldcorp has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Goldcorp is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Goldcorp.

(b)	Capitalization. Goldcorp is authorized to issue an unlimited number of Goldcorp Common Shares. As at July 30, 2008, there were: (i) 712,716,194 Goldcorp Common Shares outstanding; (ii) an aggregate of 375,003 Goldcorp Common Shares set aside for issue under the Goldcorp Restricted Share Rights; (iii) Goldcorp Options to acquire an aggregate of 14,270,885 Goldcorp Common Shares outstanding; and (iv) an aggregate of 8,439,425 Goldcorp Common Shares set aside for issue under the Goldcorp Warrants. All outstanding Goldcorp Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(c)	Authority. Goldcorp has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Goldcorp as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Goldcorp and the completion by Goldcorp of the transactions contemplated by this Agreement have been authorized by the directors of Goldcorp and no other corporate proceedings on the part of Goldcorp are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Goldcorp and constitutes a legal, valid and binding obligation of Goldcorp, enforceable against Goldcorp in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Goldcorp of this Agreement and the performance of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,
(i)	the articles or by-laws (or their equivalent) of Goldcorp,

(ii)	any Law, or

(iii)	any contract, agreement, licence or permit to which Goldcorp is bound or is subject to or of which Goldcorp is the beneficiary;
which would, individually or in the aggregate, have a Material Adverse Effect on Goldcorp;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Goldcorp in connection with the execution and delivery of this Agreement or the consummation by Goldcorp of the transactions contemplated hereby other than: (i) any approvals required by the Interim Order; (ii) any approvals required by the Final Order; (iii) filings with and approvals required under the OBCA and filings and approvals by Securities Authorities having jurisdiction and stock exchanges; (iv) compliance with and approvals required by the Competition Act; (vi) any other consents, waivers, permits, orders or approvals described in the Goldcorp Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Goldcorp.

(d)	Directors’ Approvals. The directors of Goldcorp authorized the entering into of this Agreement, and the performance of its provisions, by Goldcorp.

(e)	Absence of Changes. Since December 31, 2007, except as disclosed by Goldcorp:
(i)	Goldcorp has not incurred or suffered a Material Adverse Change;

(ii)	Goldcorp has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Goldcorp Common Shares; and

(iii)	Goldcorp has not effected any material change in its accounting methods, principles or practices.
(f)	Title to Properties. Except as disclosed by Goldcorp, applying customary standards in the mining industry, Goldcorp and each of its Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest) except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Goldcorp.

(g)	Financial Matters. The audited consolidated balance sheets, audited consolidated statements of earnings, audited consolidated statements of shareholders equity and audited consolidated statements of cash flows of Goldcorp for the financial years ended December 31, 2006 and 2007 and the three month period ended March 31, 2008 (the “Goldcorp Financial Statements”) were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Goldcorp at the respective dates indicated and the results of operations of Goldcorp for the periods covered on a consolidated basis.

(h)	Mineral Reserves and Resources. The most recent estimated, proven and probable mineral reserves and the estimated measured, indicated and inferred mineral resources of Goldcorp disclosed in the Goldcorp Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and estimated mineral resources of Goldcorp on a consolidated basis from the amounts disclosed publicly by Goldcorp.

(i)	Reporting Status. Goldcorp is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Goldcorp Common Shares are registered under section 12(b) of the 1934 Act. The Goldcorp Common Shares are listed on the TSX and NYSE.

(j)	Reports. Since January 1, 2008, Goldcorp has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Goldcorp Documents”). The Goldcorp Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Goldcorp, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Goldcorp. Goldcorp has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(k)	No Cease Trade. Goldcorp is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Goldcorp, no investigation or other proceedings involving Goldcorp which may operate to prevent or restrict trading of any securities of Goldcorp are currently in progress or pending before any applicable stock exchange or Securities Authority.

(l)	Place of Principal Offices. The principal offices of Goldcorp are not located within the United States.

(m)	Foreign Private Issuer. As of the date hereof, Goldcorp is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(n)	Investment Company Status. Goldcorp is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(o)	Shares. The Goldcorp Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(p)	Canadian Status. Goldcorp is a Canadian within the meaning of the Investment Canada Act (Canada).
3.03 Survival of Representations and Warranties
          The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by Goldcorp or Gold Eagle and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.
ARTICLE 4
COVENANTS
4.01 Covenants of Gold Eagle
          Subject to Sections 6.01 and 6.02, Gold Eagle hereby covenants and agrees with Goldcorp as follows:
(a)	Interim Order. As soon as practicable, Gold Eagle shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp, acting reasonably.

(b)	Gold Eagle Meeting. In a timely and expeditious manner, Gold Eagle shall:

(i)	forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Gold Eagle;

(ii)	prepare, with the assistance of Goldcorp, and file the Proxy Circular (which shall be in a form satisfactory to Goldcorp, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Proxy Circular is required to be filed and mail the Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other then with respect to any information relating to and provided by Goldcorp;

(iii)	subject to the terms of this Agreement, Gold Eagle shall: (i) take all commercially reasonable lawful action to solicit in favour of the Gold Eagle Resolution and the Gold Eagle Shareholder Approval including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Gold Eagle Resolution; (ii) recommend to all holders of Gold Eagle Common Shares and Gold Eagle Options that they vote in favour of the Gold Eagle Resolution; (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Goldcorp such recommendation (a “Change in Gold Eagle Recommendation”) except as expressly permitted by sections 6.01 and 6.02 hereof;

(iv)	use its commercially reasonable efforts to convene the Gold Eagle Meeting by September 15, 2008, but in any event hold the Gold Eagle Meeting no later than September 22, 2008, in the manner provided in the Interim Order;

(v)	provide notice to Goldcorp of the Gold Eagle Meeting and allow representatives of Goldcorp to attend the Gold Eagle Meeting;

(vi)	conduct the Gold Eagle Meeting in accordance with the Interim Order, the OBCA, the articles and by-laws of Gold Eagle and as otherwise required by applicable Laws; and

(vii)	take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.
(c)	Status of Voting. Gold Eagle will use its reasonable best efforts to advise Goldcorp, at least on a daily basis on each of the 10 Business Days prior to the date of the Gold Eagle Meeting, as to the aggregate tally of the proxies received by Gold Eagle in respect of the Gold Eagle Resolution.

(d)	Adjournment. Gold Eagle shall not adjourn, postpone or cancel the Gold Eagle Meeting (or propose to do so), except (i) if quorum is not present at the Gold Eagle Meeting; (ii) if required by applicable Laws; (iii) if required by the Gold Eagle Shareholders; or (iv) if otherwise agreed with Goldcorp.

(e)	Dissent Rights. Gold Eagle shall provide Goldcorp with a copy of any purported exercise of the Dissent Rights and written communications with any Gold Eagle Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of Goldcorp.

(f)	Amendments. In a timely and expeditious manner, Gold Eagle shall prepare, (in consultation with Goldcorp), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Goldcorp, acting reasonably) with respect to the Gold Eagle Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(g)	Shareholder Lists. Gold Eagle will use its reasonable best efforts to prepare or cause to be prepared and provide to Goldcorp lists of holders of all classes and series of securities of Gold Eagle, including lists of the Gold Eagle Shareholders, the holders of Gold Eagle Options and the holders of Gold Eagle Warrants, as well as security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depositary Trust Company, within five business days after the date hereof and will obtain and deliver to Goldcorp thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(h)	Final Order. Subject to the approval of the Gold Eagle Resolution in accordance with the provisions of the Interim Order, Gold Eagle shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in form and substance satisfactory to the parties hereto, acting reasonably.

(i)	Compliance with Orders. Gold Eagle shall forthwith carry out the terms of the Interim Order and the Final Order.

(j)	Copy of Documents. Except for proxies and other non-substantive communications, Gold Eagle shall furnish promptly to Goldcorp a copy of each notice, report, schedule or other document or communication delivered, filed or received by Gold Eagle in connection with this Agreement, the Arrangement, the Interim Order or the Gold Eagle Meeting or any other meeting at which all Gold Eagle Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)	Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement and except as set forth below, Gold Eagle shall, and shall cause the Gold Eagle Subsidiary to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice (which shall include, without limitation, continuing the drilling program for the BCD deposit and the Finn Zone) provided, however, that:
(i)	Gold Eagle shall not and shall not cause or permit the Gold Eagle Subsidiary to commence or undertake any shaft development work at the Mackenzie Island project without the prior written authorization of Goldcorp;

(ii)	Gold Eagle shall and shall cause the Gold Eagle Subsidiary to consult with Goldcorp with respect to any material decisions regarding its business and operations or concerning any of its projects, other than decisions in the normal course of business consistent with past practice, and no material decisions, other than decisions made in the normal course of business, consistent with past practice, shall be made without first having obtained the prior written authorization of Goldcorp;

(iii)	Gold Eagle shall and shall cause the Gold Eagle Subsidiary to permit Goldcorp to provide guidance to contractors retained by Gold Eagle or the Gold Eagle Subsidiary.

(l)	Certain Actions Prohibited. Other than as disclosed by Gold Eagle in the Gold Eagle Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Gold Eagle shall not, without the prior written consent of Goldcorp, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:
(i)	issue, sell, or agree to issue, sell, any Gold Eagle Common Shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any Gold Eagle Common Shares, create any Encumbrance on the shares of the Gold Eagle Subsidiary, or permit the Gold Eagle Subsidiary to issue, sell, or agree to issue, sell, pledge, lease, dispose of, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of the Gold Eagle Subsidiary; other than the issue of Gold Eagle Common Shares pursuant to the exercise of the Gold Eagle Options and Gold Eagle Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit the Gold Eagle Subsidiary to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles or by-laws of Gold Eagle or the Gold Eagle Subsidiary or any of the terms of the Gold Eagle Options or the outstanding Gold Eagle Warrants as they exist at the date of this Agreement provided, however, that the directors of Gold Eagle shall be entitled to, in accordance with the terms of the Gold Eagle Option Plan, to amend the termination provisions of the outstanding Gold Eagle Options to provide that they will not terminate on the 90th day following the date the holder of such Gold Eagle Option ceases to be a director, employee or consultant of Gold Eagle but, instead, shall expire on the earlier of the expiry date of such Gold Eagle Option or the date that is 12 months from the Effective Date;

(iv)	split, combine or reclassify any of the shares of Gold Eagle or the Gold Eagle Subsidiary or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Gold Eagle or the Gold Eagle Subsidiary;

(v)	redeem, purchase or offer to purchase, or permit the Gold Eagle Subsidiary to redeem, purchase or offer to purchase, any Gold Eagle Common Shares and, other than pursuant to the Gold Eagle Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Gold Eagle or the Gold Eagle Subsidiary;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit the Gold Eagle Subsidiary to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Gold Eagle delivered to Goldcorp and which are, individually or in the aggregate, in an amount in excess of $250,000 or which constitutes a claim between Gold Eagle and Gold Eagle Subsidiary; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $250,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit the Gold Eagle Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	except as required by Canadian GAAP or any applicable Law, make any changes to the existing accounting practices of Gold Eagle or make any material tax election inconsistent with past practice; or

(xi)	enter into, or cause the Gold Eagle Subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in this Agreement.
(m)	Employment Arrangements. Except where the prior intention to do so has been disclosed by Gold Eagle in the Gold Eagle Disclosure Letter, Gold Eagle shall not, without the prior written consent of Goldcorp, and shall cause the Gold Eagle Subsidiary not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Gold Eagle or the Gold Eagle Subsidiary.

(n)	Insurance. Gold Eagle shall use its commercially reasonable efforts, and shall cause the Gold Eagle Subsidiary to use its commercially reasonable efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(o)	Certain Actions. Gold Eagle shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Gold Eagle in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Gold Eagle, provided that Gold Eagle may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event Gold Eagle immediately notifies Goldcorp in writing of such circumstances; and

(ii)	promptly notify Goldcorp of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Gold Eagle, (B) any Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated), (C) any breach by Gold Eagle of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Gold Eagle contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.
(p)	No Compromise. Gold Eagle shall not, and shall cause the Gold Eagle Subsidiary not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Gold Eagle in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Goldcorp.

(q)	Contractual Obligations. Gold Eagle shall not, and shall cause the Gold Eagle Subsidiary not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Gold Eagle or the Gold Eagle Subsidiary is a party or by which either of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(r)	Satisfaction of Conditions. Gold Eagle shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:
(i)	obtain the approval of Gold Eagle Shareholders of the Arrangement in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)	obtain all other consents, approvals and authorizations as are required to be obtained by Gold Eagle or the Gold Eagle Subsidiary under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Gold Eagle;

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Gold Eagle; and

(vi)	cooperate with Goldcorp in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Gold Eagle to pay or cause to be paid any monies to cause such performance to occur.
(s)	Cooperation. Gold Eagle shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(t)	Representations. Gold Eagle shall use its commercially reasonable efforts to conduct its affairs and to cause the Gold Eagle Subsidiary to conduct its affairs so that all of the representations and warranties of Gold Eagle contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(u)	Access and Confirmatory Review. Gold Eagle shall, and shall cause the Gold Eagle Subsidiary to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Goldcorp reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records (including all technical and operational data including, without limitation, drilling results) as well as to the personnel of Gold Eagle and the Gold Eagle Subsidiary, and, during such period, Gold Eagle shall, and shall cause the Gold Eagle Subsidiary to, furnish promptly to Goldcorp all information concerning the business, properties and personnel of Gold Eagle and the Gold Eagle Subsidiary as Goldcorp may reasonably request. Subject to applicable Laws, Gold Eagle shall continue to make available and cause to be made available to Goldcorp and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Goldcorp to effect a thorough examination of Gold Eagle and the Gold Eagle Subsidiary and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Gold Eagle together with the consolidation therefor, and shall cooperate with Goldcorp in securing access for Goldcorp to any documents, agreements, corporate records or minute books not in the possession or under the control of Gold Eagle.

(v)	Closing Documents. Gold Eagle shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

(w)	Rights Plan. Gold Eagle will take all necessary action prior to the Effective Date to (i) render the Gold Eagle Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Agreement and (ii) ensure that (x) neither Goldcorp nor any of its Affiliates is an Acquiring Person or an Affiliate or Associate of an Acquiring Person or Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof (each capitalized term used in this clause (ii) as defined in the Gold Eagle Rights Plan), (y) none of a Stock Acquisition Date, Separation Time or Flip-in Event shall occur by reason of the approval, execution or delivery of this Agreement, the announcement or consummation of the Arrangement or the consummation of any other transaction contemplated by this Agreement and (z) the application of any of the relevant provisions of the Gold Eagle Rights Plan to the Arrangement or any of the transactions contemplated hereby shall be waived or the Gold Eagle Rights shall be redeemed or terminate immediately prior to the Effective Date.

(x)	Discharge of Certain Documents. Gold Eagle shall discharge the following documents from the title records of the Gold Eagle Properties prior to the Effective Date:
(i)	Notice of a registered joint venture estate, right, interest or equity in favour of Southern Star Resources Inc. dated August 30, 2004, registered as Instrument No. LT 300050 on September 16, 2004.

(ii)	Notice of Gold Eagle Mine Property Option Agreement in favour of Southern Star Resources Inc. dated November 26, 2003, registered as Instrument No. LT 294059 on November 27, 2003.
4.02 Covenants of Goldcorp
          Goldcorp hereby covenants and agrees with Gold Eagle as follows:

(a)	Proceedings. In a timely and expeditious manner, Goldcorp shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Goldcorp Common Shares contemplated pursuant to section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by Goldcorp.

(b)	Information for Proxy Circular. In a timely and expeditious manner, Goldcorp shall provide to Gold Eagle all information as may be reasonably requested by Gold Eagle or as required by the Interim Order or applicable Laws with respect to Goldcorp and its businesses and properties for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Goldcorp required to be disclosed in the Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Goldcorp shall fully cooperate with Gold Eagle in the preparation of the Proxy Circular and shall provide such assistance as Gold Eagle may reasonably request in connection therewith.

(c)	Amendments. In a timely and expeditious manner, Goldcorp shall provide Gold Eagle with information as requested by Gold Eagle in order to prepare any amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Goldcorp, acting reasonably) with respect to the Gold Eagle Meeting in accordance with the Interim Order of the Court.

(d)	Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Goldcorp shall not, without the prior written consent of Gold Eagle, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:
(i)	split, combine or reclassify any of the shares of Goldcorp or, other than in accordance with past practices, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Goldcorp;

(ii)	redeem, purchase or offer to purchase any Goldcorp Common Shares and, other than pursuant to the Goldcorp Share Option Plan, the Goldcorp Warrants, any options or obligations or rights under existing contracts, agreements and commitments;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of Goldcorp as they exist at the date of this Agreement; or

(iv)	reorganize, amalgamate or merge Goldcorp with any other person.
(e)	Certain Actions. Goldcorp shall:
(i)	not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Goldcorp in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Goldcorp, provided that Goldcorp may take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, in the event they immediately notify Gold Eagle in writing of such circumstances; and

(ii)	promptly notify Gold Eagle of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Goldcorp, (B) any material Governmental Entity or third person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated), (C) any breach by Goldcorp of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Goldcorp contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.
(f)	Satisfaction of Conditions. Subject to section 6.01 hereof, Goldcorp shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:
(i)	obtain all consents, approvals and authorizations as are required to be obtained by Goldcorp under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Goldcorp;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by it; and

(v)	cooperate with Gold Eagle in connection with the performance by Gold Eagle of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Goldcorp to pay or cause to be paid any monies to cause such performance to occur.
(g)	Cooperation. Goldcorp shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(h)	Representations. Goldcorp shall use its commercially reasonable efforts to conduct its affairs and so that all of the representations and warranties of Goldcorp contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(i)	Tax Elections. Goldcorp agrees to make joint elections with Eligible Holders in respect of their disposition of Gold Eagle Common shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the limits set out in the Plan of Arrangement. Goldcorp further agrees that the agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

(j)	Closing Documents. Goldcorp shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by Gold Eagle, all in form satisfactory to Gold Eagle, acting reasonably.

(k)	Deposit of Cash. Goldcorp shall take all necessary actions to cause to be deposited with the Depositary, in accordance with the Arrangement, that amount of cash that is required to be paid to the Gold Eagle Shareholders pursuant to the Plan of Arrangement.

(l)	Gold Eagle Warrants. Goldcorp shall take such action as may be necessary to ensure that the provisions of section 12(b) of the certificate evidencing the Gold Eagle Warrants is a binding obligation of Goldcorp.
4.03 Mutual Covenants
              As soon as practicable, Goldcorp and Gold Eagle each shall: (i) file with the Canadian Commissioner of Competition a pre-merger notification as required by Part IX of the Competition Act and/or request an Advance Ruling Certificate; and (iii) file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which Goldcorp and Gold Eagle reasonably determine to be necessary. Goldcorp and Gold Eagle each shall promptly: (a) supply the other with any information which may be required in order to effectuate such filings; and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction.
4.04 Indemnification and Insurance
(a)	Goldcorp hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Gold Eagle and the Gold Eagle Subsidiary provided in the current articles or by-laws of Gold Eagle or the Gold Eagle Subsidiary, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Gold Eagle and the Gold Eagle Subsidiary which in each case are disclosed in the Gold Eagle Disclosure Letter shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date and Goldcorp undertakes to ensure that this covenant shall remain binding upon its successor and assigns.

(b)	Gold Eagle shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Gold Eagle Subsidiaries for the purpose of this section 4.05 and this section 4.05 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Goldcorp by the persons described in subsection (a) hereof.

ARTICLE 5
CONDITIONS
5.01 Mutual Conditions
          The respective obligations of Gold Eagle and Goldcorp to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:
(a)	the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)	the Gold Eagle Shareholder Approval shall have been obtained at the Gold Eagle Meeting by the Gold Eagle Shareholders in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)	the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(d)	there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Gold Eagle or Goldcorp;

(e)	(A) the TSX shall have conditionally approved the listing thereon and the NYSE shall have authorized the listing thereon, subject to official notice of issuance, of the Goldcorp Common Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Gold Eagle contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

(f)	(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; (B) the Commissioner of Competition shall have issued an Advance Ruling Certificate in accordance with section 102 of the Competition Act (and such certificate shall not have been rescinded) or the waiting period under Part IX of the Competition Act shall have expired, been terminated or have been waived in accordance with the Competition Act and the Commissioner shall have advised Gold Eagle and Goldcorp in writing (which advice shall not have been rescinded or amended) that she is of the view that, at that time, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act; and (C) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Gold Eagle Disclosure Letter or the Goldcorp Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Gold Eagle or Goldcorp or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(g)	the Goldcorp Common Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act or other applicable exemption from registration under the 1933 Act and the Goldcorp Common Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act); and

(h)	this Agreement shall not have been terminated pursuant to Article 7 hereof.
The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Goldcorp and Gold Eagle in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.
5.02 Gold Eagle Conditions
          The obligation of Gold Eagle to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Goldcorp in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Goldcorp in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Gold Eagle, have a Material Adverse Effect on Goldcorp, and Goldcorp shall have provided to Gold Eagle a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Goldcorp hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Goldcorp Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and Goldcorp shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp;

(c)	Goldcorp shall have complied in all material respects with its covenants herein and Goldcorp shall have provided to Gold Eagle a certificate of two officers thereof, certifying that, as of the Effective Date, it has so complied with their covenants herein; and

(d)	the directors of Goldcorp shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Goldcorp to permit the consummation of the Arrangement.
The foregoing conditions are for the benefit of Gold Eagle and may be waived, in whole or in part, by Gold Eagle in writing at any time. If any of such conditions shall not be complied with or waived by Gold Eagle on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Gold Eagle may terminate this Agreement by written notice to Goldcorp in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Gold Eagle.

5.03 Goldcorp Conditions
          The obligation of Goldcorp to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:
(a)	the representations and warranties made by Gold Eagle in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Gold Eagle in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Goldcorp, have a Material Adverse Effect on Gold Eagle, and Gold Eagle shall have provided to Goldcorp a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Gold Eagle hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Gold Eagle Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)	from the date of this Agreement to the Effective Date, there shall not have occurred, and neither Gold Eagle nor the Gold Eagle Subsidiary shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Gold Eagle;

(c)	Gold Eagle shall have complied in all material respects with its covenants herein and Gold Eagle shall have provided to Goldcorp a certificate of two officers thereof certifying that, as of the Effective Date, Gold Eagle has so complied with its covenants herein;

(d)	Gold Eagle Shareholders holding no more than 10% of the outstanding Gold Eagle Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Goldcorp shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Gold Eagle to such effect;

(e)	each of the Locked-Up Shareholders shall have entered into the Lock-Up Agreement (in form and substance satisfactory to Goldcorp) with Goldcorp on the date hereof and none of the Locked-Up Shareholders shall have breached, in any material respect, any of the representations, warranties and covenants thereof;

(f)	the directors of Gold Eagle and the Gold Eagle Subsidiary shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Gold Eagle and the Gold Eagle Subsidiaries to permit the consummation of the Arrangement; and

(g)	the directors of Gold Eagle shall not have effected a Change of Gold Eagle Recommendation.
The foregoing conditions are for the benefit of Goldcorp and may be waived, in whole or in part, by Goldcorp in writing at any time. If any of such conditions shall not be complied with or waived by Goldcorp on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Goldcorp may terminate this Agreement by written notice to Gold Eagle in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Goldcorp.

5.04 Notice and Cure Provisions
          Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:
(a)	cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.
Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in sections 5.01, 5.02 or 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Effective Date, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 21 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Gold Eagle Meeting, the Gold Eagle Meeting shall be adjourned or postponed until the expiry of such period.
5.05 Merger of Conditions
          The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.
ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE
6.01 Covenant Regarding Non-Solicitation
(a)	On and after the date of this Agreement, except as otherwise expressly permitted herein, Gold Eagle shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Gold Eagle or the Gold Eagle Subsidiary, or otherwise:
(i)	make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visit to facilities or properties of Gold Eagle or the Gold Eagle Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 Business Days following formal commencement of such Acquisition Proposal shall not be considered a violation of this subsection 6.01(a)(iii));

(iv)	make, or propose publicly to make a Change in Gold Eagle Recommendation;

(v)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

(vi)	make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Gold Eagle to approve the transactions contemplated herein, provided, however, that, notwithstanding the preceding part of this subsection 6.01(a), but subject to the following provisions of Article 6 of this Agreement, the directors of Gold Eagle and on the direction of any of the directors of Gold Eagle, any officer, employee, representative, agent or advisor of Gold Eagle may, prior to the approval of the Arrangement by Gold Eagle Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the directors of Gold Eagle may make a Change in Gold Eagle Recommendation in respect of a Superior Proposal, or approve or recommend to the Gold Eagle Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Acquisition Proposal did not result from a breach of Section 6.01 of this Agreement by Gold Eagle and if the directors of Gold Eagle determine in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law.

(b)	Gold Eagle shall, and shall cause the officers, directors, employees, consultants, representatives and agents of Gold Eagle and its subsidiaries to, immediately terminate and cease any discussions or negotiations on behalf of Gold Eagle with any parties (other than Goldcorp) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Gold Eagle agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Gold Eagle further agrees not to release any third party from any standstill agreement or provision to which such third party is a party and to take all required action to enforce such standstill agreements. Gold Eagle shall immediately request the return or destruction of all information provided to any third party that, at any time since December 31, 2006, has entered into a confidentiality agreement with Gold Eagle to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c)	Promptly and, in any event, within 24 hours of the receipt by any director or officer of Gold Eagle of any Acquisition Proposal, or any amendment to an Acquisition Proposal, or any request for non-public information relating to Gold Eagle or the Gold Eagle Subsidiary in connection with any potential Acquisition Proposal or for access to the properties, books or records of Gold Eagle or the Gold Eagle Subsidiary by any person that informs Gold Eagle or the Gold Eagle Subsidiary that it is considering making, or has made, an Acquisition Proposal, Gold Eagle shall notify Goldcorp thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Goldcorp may reasonably request.

(d)	If Gold Eagle receives a request for material non-public information from a person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to Goldcorp), and the directors of Gold Eagle determine that such proposal could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal then, provided that Gold Eagle has complied with section 6.01(c), and only in such case, the directors of Gold Eagle may, subject to the execution of a confidentiality agreement on terms that are not more favourable to the person making or considering making the Acquisition Proposal than those set forth in the Confidentiality Agreement and which includes a standstill provision that restricts such person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Gold Eagle or the Gold Eagle Subsidiary (other than pursuant to a Superior Proposal) for a period not less than one year from the date of such agreement, provide such person with access to information regarding Gold Eagle; provided, however, that Gold Eagle sends a copy of any such confidentiality agreement to Goldcorp immediately upon the execution thereof and Goldcorp is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Goldcorp and Goldcorp is immediately provided with access to similar information.

(e)	Gold Eagle shall ensure that its officers, directors, consultants and employees and any financial advisors or other advisors or representatives retained by Gold Eagle are aware of the provisions of this section 6.01, and Gold Eagle shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.
6.02 Notice of Superior Proposal Determination
(a)	Gold Eagle and the directors of Gold Eagle shall not make a Change of Gold Eagle Recommendation or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 6.01(d) hereof) unless (i) Gold Eagle has complied with its obligations under section 6.01 and the other provisions of this Article 6, (ii) it has provided Goldcorp with the information about such Acquisition Proposal as required under subsection 6.01(c); (iii) the directors of Gold Eagle have determined the Acquisition Proposal would be a Superior Proposal pursuant to subsection 6.01(a) hereof, and (iv) five (5) Business Days shall have elapsed from the later of the date Goldcorp received notice of the determination of the directors of Gold Eagle to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Goldcorp received the documents pursuant to subsection 6.01(c) hereof.

(b)	During the five Business Days referred to in subsection 6.02(a) hereof, Goldcorp shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Gold Eagle shall review any offer by Goldcorp to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.02(a)(iv) hereof, whether the offer of Goldcorp upon acceptance by Gold Eagle would result in the Acquisition Proposal not being a Superior Proposal. If the directors of Gold Eagle so determine, Gold Eagle shall enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)	Gold Eagle acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.02(a)(iv) hereof and shall initiate an additional five Business Day period.

(d)	If the Proxy Circular has been sent to Gold Eagle Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.02(a) and, during such period, Goldcorp requests in writing that the Gold Eagle Meeting proceed, unless otherwise ordered by the Court, Gold Eagle shall continue to take all reasonable steps necessary to hold the Gold Eagle Meeting and to cause the Arrangement to be voted on at the Gold Eagle Meeting.

(e)	Where at any time before the Gold Eagle Meeting, Gold Eagle has provided Goldcorp with a notice under subsection 6.01(c), an Acquisition Proposal has been publicly disclosed or announced, and the five (5) Business Day period under subsection 6.02(a) has not elapsed, then, subject to applicable Laws, at Goldcorp’s request, Gold Eagle will postpone or adjourn the Gold Eagle Meeting at the Gold Eagle Meeting (but not beforehand without Goldcorp’s consent) to a date acceptable to Goldcorp, acting reasonably, which shall not be later than ten (10) days after the scheduled date of the Gold Eagle Meeting and shall, in the event that Goldcorp and Gold Eagle amend the terms of this Agreement pursuant to subsection 6.02(b), ensure that the details of such amended Agreement are communicated to the Gold Eagle Shareholders prior to the resumption of the adjourned Gold Eagle Meeting.
6.03 Termination Fee Event
In the event that (each of the events below being a “Triggering Event”):

(a)	this Agreement is terminated by Goldcorp pursuant to subsection 7.03(c) or (f) hereof;

(b)	this Agreement is terminated by Goldcorp pursuant to subsection 7.03(b) hereof due to Gold Eagle having breached its obligations under subsections 6.01 or 6.02 in a material respect;

(c)	this Agreement is terminated by Goldcorp pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Gold Eagle failing to submit the Arrangement for approval to the Gold Eagle Shareholders, in accordance with the terms of this Agreement, on or prior to the date that is five Business Days prior to the Completion Deadline or Gold Eagle has breached its obligations under section 4.01(b)(iii) hereof;

(d)	an Acquisition Proposal shall have been made to Gold Eagle and made known to Gold Eagle Shareholders generally or shall have been made directly to Gold Eagle Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Gold Eagle (a “Pending Gold Eagle Acquisition Proposal”) and such Pending Gold Eagle Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Gold Eagle Meeting and, thereafter, the Gold Eagle Shareholders do not approve the Arrangement at the Gold Eagle Meeting, this Agreement is terminated by either Goldcorp or Gold Eagle pursuant to subsection 7.03(d) or (e) hereof and Gold Eagle completes an Acquisition Proposal within six months following the termination of this Agreement;

(e)	the Board of Directors of Gold Eagle shall have made a Change of Gold Eagle Recommendation in respect of a Pending Gold Eagle Acquisition Proposal and, thereafter, the Gold Eagle Shareholders do not approve the Arrangement at the Gold Eagle Meeting and this Agreement is terminated by either Gold Eagle or Goldcorp pursuant to subsection 7.03(d) hereof; or

(f)	this Agreement is terminated by Gold Eagle pursuant to subsection 7.03(g), then Gold Eagle shall pay to Goldcorp in the circumstances set forth in subsections 6.03(a), (b), (c) or (e) above, at the time of the termination of this Agreement or within 30 days of such termination, and, in the circumstances set forth in subsection 6.03(d) above, within five days following the completion of such Acquisition Proposal, as consideration for Goldcorp’s disposition of rights under this Agreement, an amount in cash equal to $44,000,000 (the “Gold Eagle Termination Payment”), in immediately available funds. Gold Eagle shall not be obligated to make more than one payment pursuant to this section 6.03. Gold Eagle hereby acknowledges that the Gold Eagle Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Goldcorp will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Gold Eagle hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Gold Eagle Termination Payment by Goldcorp, Goldcorp shall have no further claim against Gold Eagle in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Goldcorp from seeking injunctive relief to restrain any breach or threatened breach by Gold Eagle of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.
ARTICLE 7
AMENDMENT AND TERMINATION
7.01 Amendment
          This Agreement may, at any time and from time to time before or after the holding of the Gold Eagle Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Gold Eagle Shareholders and any such amendment may, without limitation:
(a)	change the time for the performance of any of the obligations or acts of either of the parties hereto;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)	waive compliance with or modify any condition herein contained;
provided, however, that notwithstanding the foregoing, following the Gold Eagle Meeting, the Share Exchange Ratio shall not be amended without the approval of the Gold Eagle Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03 and Article Seven hereof shall remain unaffected.
7.02 Mutual Understanding Regarding Amendments
(a)	In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Gold Eagle, the Gold Eagle Shareholders, the Gold Eagle Subsidiary and Goldcorp as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)	The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Gold Eagle on the one hand, and Goldcorp on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not materially prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Gold Eagle Shareholders.

(c)	At any time prior to the Meeting: (i) Gold Eagle and Goldcorp shall each be entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Gold Eagle, Goldcorp and the Gold Eagle Shareholders; and (ii) Gold Eagle shall be entitled to propose to Goldcorp modifications to the manner in which the Gold Eagle Options are to be dealt with pursuant to this Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case that:

(A) any such proposal is not likely to materially prejudice the other party or the Gold Eagle Shareholders, (B) would not impede or materially delay the completion of the transactions contemplated hereby, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 Business Days prior to the Meeting Date and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of this Agreement, including, without limitation, the Cash Consideration and the Share Consideration.

Each of Gold Eagle and Goldcorp agree that any such modifications and any transactions or steps taken in accordance therewith shall not be considered in determining whether any representation or warranty made by them under this Agreement has been breached if such modifications, transactions and steps are the sole cause of such breach.

Gold Eagle and Goldcorp shall enter into an amending agreement reflecting the proposed amendments to the Arrangement and this Agreement and the Plan of Arrangement shall be modified accordingly and Gold Eagle and Goldcorp shall each use its respective commercially reasonable efforts to communicate any such modifications to the Gold Eagle Shareholders and to ensure that any such modifications are, to the extent required under applicable Law, presented to the Gold Eagle Shareholders at the Meeting.
7.03 Termination
This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent, duly authorized by the Board of Directors of each of the parties hereto;

(b)	if any of the conditions in sections 5.01, 5.02 or 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(c)	by Goldcorp if an Acquisition Proposal in respect of Gold Eagle has been made or proposed and the directors of Gold Eagle: (i) shall have made a Change in Gold Eagle Recommendation, or (ii) except as permitted under subsection 6.01(a)(iii), shall have failed, after being requested by Goldcorp in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Goldcorp, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.01(d) hereof)) in respect of any Acquisition Proposal;

(d)	by Goldcorp or by Gold Eagle if the Gold Eagle Shareholder Approval shall not have been obtained at the Gold Eagle Meeting;

(e)	by either Goldcorp or Gold Eagle if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the Gold Eagle Meeting has not been held due to the fault of Gold Eagle (the parties acknowledging that Gold Eagle is not at fault in the event that the Gold Eagle Meeting has not been held due to an order of a Governmental Entity), then Gold Eagle shall not be entitled to terminate this Agreement;

(f)	by Goldcorp if the directors of Gold Eagle shall have made a Change in Gold Eagle Recommendation; or

(g)	by Gold Eagle if Gold Eagle proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with sections 6.01 and 6.02 hereof, provided that Gold Eagle has paid the Gold Eagle Termination Payment to Goldcorp;

provided that any termination by a party hereto in accordance with paragraphs (b) to (g) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, the provisions of sections 6.02 (d), 6.03, 8.03, and 8.10 shall survive the termination hereof and remain in full force and effect. In all other respects, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.
ARTICLE 8
GENERAL
8.01 Notices
          Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.
          The address for service of each of the parties hereto shall be as follows:
(a)	if to Gold Eagle:
Gold Eagle Mines Ltd.
20 Adelaide Street East
Suite 1105
Toronto, Ontario
M5C-2T6
Attention: President and Chief Executive Officer
Facsimile: (416)-867-9393
with a copy (which shall not constitute notice) to:
Fraser Milner Casgrain LLP
Suite 3900, One First Canadian Place
100 King Street West
Toronto, ON M5X 1B2
Attention: John W. Sabine
Facsimile.: (416) 863-4374
Email: john.sabine@fmc-law.com
(b)	if to Goldcorp:
Goldcorp Inc.

Suite 3400-666Burrard Street
Vancouver, British Columbia
V6C-2X8
Attention: Executive Vice President, Corporate Development
Facsimile: (604)-696-3001
and to:
Goldcorp Inc.
Suite 3400-666Burrard Street
Vancouver, British Columbia
V6C-2X8
Attention: Vice President and General Counsel
Facsimile: (604)-696-3001
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
Attention: Paul Stein
Facsimile: (416) 350-6949
8.02 Remedies
          The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Gold Eagle (if Goldcorp is the breaching party) or Goldcorp (if Gold Eagle is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.
8.03 Expenses
          The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Gold Eagle Meeting, and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.
8.04 Time of the Essence
          Time shall be of the essence in this Agreement.

8.05 Entire Agreement
          This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.
8.06 Further Assurances
          Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.
8.07 Governing Law
          This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
8.08 Execution in Counterparts
          This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
8.09 Waiver
          No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.
8.10 No Personal Liability
(a)	No director or officer of Gold Eagle shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Goldcorp under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Gold Eagle.

(b)	No director or officer of Goldcorp shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Gold Eagle under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Goldcorp.

8.11 Enurement and Assignment
          This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

GOLDCORP INC.
Per: /s/ Charles A. Jeannes
Name:	Charles A. Jeannes
Title:	Executive Vice President, Corporate Development

GOLD EAGLE MINES LTD.
Per: /s/ Simon Lawrence
Name:	Simon Lawrence
Title:	Chief Executive Officer

Per: /s/ Stephen G. Roman
Name:	Stephen G. Roman
Title:	Co-Chairman

SCHEDULE A
PLAN OF ARRANGEMENT
Please see attached.

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
          In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)	“affiliate” shall have the meaning ascribed to such term under the OBCA;

(b)	“Arrangement” means the arrangement under the provisions of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Business Combination Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c)	“Business Combination Agreement” means the business combination agreement dated July 31, 2008 between Goldcorp and Gold Eagle, as amended, amended and restated or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(d)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(e)	“Canadian Resident” means a beneficial owner of Gold Eagle Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(f)	“Cash Consideration” means $13.60 per Gold Eagle Common Share;

(g)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(h)	“Depositary” means any trust company, bank or financial institution agreed to in writing between Goldcorp and Gold Eagle for the purpose of, among other things, exchanging certificates representing Gold Eagle Common Shares for Goldcorp Common Shares or for Goldcorp Common Shares and cash or for cash in connection with the Arrangement;

(i)	“Dissent Rights” means the procedures set forth in Section 185 of the OBCA required to be taken by a registered holder of Gold Eagle Common Shares to exercise the right of dissent in respect of such Gold Eagle Common Shares in connection with the Arrangement, as modified by Article 4 hereof, the Interim Order and the Final Order;

(j)	“Dissenting Shareholder” means a registered holder of Gold Eagle Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Gold Eagle Common Shares;

(k)	“Effective Date” means the date upon which all of the conditions to the completion of the Arrangement as set out in Sections 5.01, 5.02 and 5.03 of the Business Combination Agreement have been satisfied or waived in accordance with the Business Combination Agreement;

(l)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(m)	“Election Deadline” means 4:30 p.m. (local time at the place of deposit with the Depositary as provided in the Letter of Transmittal) on the Election Date;

(n)	“Eligible Holder” means a beneficial holder of Gold Eagle Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(o)	“Eligible Non-Resident” means a beneficial holder of Gold Eagle Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Gold Eagle Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(p)	“Final Order” means the order of the Court approving the Arrangement, including all amendments thereto, pursuant to Section 182 of the OBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(q)	“Former Gold Eagle Shareholders” means the holders of Gold Eagle Common Shares immediately prior to the Effective Time;

(r)	“Goldcorp” means Goldcorp Inc., a corporation existing under the OBCA;

(s)	“Goldcorp Common Shares” means common shares in the capital of Goldcorp;

(t)	“Goldcorp Stock Option In-The-Money Amount” in respect of a Gold Eagle Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Goldcorp Common Shares that a holder is entitled to acquire on exercise of the Gold Eagle Option at and from the Effective Time exceeds the amount payable to acquire such Goldcorp Common Shares;

(u)	“Gold Eagle” means Gold Eagle Mines Ltd., a company existing under the OBCA;

(v)	“Gold Eagle Common Shares” means the common shares in the capital of Gold Eagle;

(w)	“Gold Eagle Meeting” means the special meeting of the holders of Gold Eagle Common Shares held to consider and approve, among other things, the Arrangement;

(x)	“Gold Eagle Options” means the outstanding options to purchase Gold Eagle Common Shares issued pursuant to the Gold Eagle Share Option Plan;

(y)	“Gold Eagle Optionholder” means a person who is the holder of an outstanding Gold Eagle Option;

(z)	“Gold Eagle Share Option Plan” means the Gold Eagle 2006 Stock Option Plan;

(aa)	“Gold Eagle Stock Option In-The-Money Amount” in respect of a Gold Eagle Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Gold Eagle Common Shares that a holder is entitled to acquire on exercise of the Gold Eagle Option immediately before the Effective Time exceeds the amount payable to acquire such Gold Eagle Common Shares;

(bb)	“Initial Election Date” has the meaning ascribed thereto in Section 3.02(a);

(cc)	“Interim Order” means the interim order of the Court, including any amendment thereto, made pursuant to Section 182 of the OBCA in connection with the Arrangement;

(dd)	“Maximum Cash” shall have the meaning ascribed to such term in Section 3.01(b)(iii);

(ee)	“Maximum Shares” shall have the meaning ascribed to such term in Section 3.01(b)(iii);

(ff)	“Meeting Date” means the date of the Gold Eagle Meeting;

(gg)	“OBCA” means the Business Corporations Act (Ontario);

(hh)	“Option Agreement” means the agreement pursuant to which a holder of a Gold Eagle Option holds such option;

(ii)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(jj)	“Proxy Circular” means the management information circular of Gold Eagle prepared in connection with the Gold Eagle Meeting;

(kk)	“Section 85 Election” shall have the meaning ascribed thereto in Section 3.04;

(ll)	“Share Consideration” means 0.292 of a Goldcorp Common Share and $0.0001 for each Gold Eagle Common Share;

(mm)	“Shareholder Letter of Transmittal” means the letter of transmittal and election form to be delivered by Gold Eagle to the Gold Eagle Shareholders, together with notice of the Election Deadline for purposes of making the election contemplated in Section 3.01 hereof and providing for the delivery of Gold Eagle Common Shares to the Depositary;

(nn)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(oo)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.
In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03 Number, Gender and Persons
          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
Section 1.04 Date for any Action
          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05 Statutory References

          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06 Currency
          Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.
ARTICLE TWO
EFFECT OF ARRANGEMENT AGREEMENT
Section 2.01 Effect of Arrangement
          At the Effective Time, the Arrangement shall be binding on Gold Eagle, the Gold Eagle Shareholders, the Gold Eagle Optionholders and Goldcorp.
Section 2.02 Business Combination Agreement
          This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement.
ARTICLE THREE
ARRANGEMENT
Section 3.01 The Arrangement
          At the Effective Time, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence:
(a)	each Gold Eagle Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any act or formality on its part, free and clear of all liens, claims and encumbrances, to Goldcorp and Goldcorp shall thereupon be obliged to pay the amount therefore determined and payable in accordance with Article Four hereof, and the name of such holder shall be removed from the central securities register as a holder of Gold Eagle Common Shares and Goldcorp shall be recorded as the registered holder of the Gold Eagle Common Shares so transferred and shall be deemed to be the legal owner of such Gold Eagle Common Shares;

(b)	each Gold Eagle Common Share (other than Gold Eagle Common Shares held by Goldcorp and its Affiliates and the Dissenting Shareholders) shall be transferred by the holder thereof to Goldcorp (free and clear of any liens, charges or encumbrances of whatsoever nature), and each Former Gold Eagle Shareholder (other than Goldcorp and its Affiliates and the Dissenting Shareholders) shall be entitled to receive, in exchange therefor and subject to the following provisions of this Section 3.01(b) and Section 5.05 hereof, consideration comprised of, in accordance with the election or deemed election of such Former Gold Eagle Shareholder;
(i)	Cash Consideration — $13.60 for each Gold Eagle Common Share held; or

(ii)	Share Consideration –0.292 of a Goldcorp Common Share and $0.0001 for each Gold Eagle Common Share held; or

(iii)	Any combination thereof.
For greater certainty, with respect to any election pursuant to the foregoing, a holder of Gold Eagle Common Shares may elect to receive a combination of the Cash Consideration and the Share

Consideration in exchange for the aggregate number of Gold Eagle Common Shares in respect of which such election is made, provided however for calculation purposes only, each individual Gold Eagle Common Share may only be exchanged for either Cash Consideration or Share Consideration. The maximum amount of Cash Consideration to be paid to holders of Gold Eagle Shares is an amount determined by multiplying $6.80 by the number of Gold Eagle Common Shares (excluding Gold Eagle Common Shares held by Goldcorp immediately prior to the Effective Time) that are issued and outstanding on the Effective Date (the “Maximum Cash”). The maximum number of Goldcorp Shares that may be elected by holders of Gold Eagle Shares is the number of shares determined by multiplying 0.146 by the number of Gold Eagle Common Shares (excluding Gold Eagle Common Shares held by Goldcorp immediately prior to the Effective Time) that are issued and outstanding on the Effective Date (the “Maximum Shares”). In the event that: (x) the aggregate amount of the Cash Consideration that would, but for this clause, be paid to Former Gold Eagle Shareholders exceeds the Maximum Cash, then the Cash Consideration to be paid to any Former Gold Eagle Shareholder who has elected to receive Cash Consideration shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such holder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all holders of Gold Eagle Common Shares who have so elected, and such holder shall be deemed to have elected to receive Share Consideration for the remainder of their Gold Eagle Common Shares for which they would otherwise have received Cash Consideration; or (y) the aggregate number of Goldcorp Shares that would, but for this clause, be issuable to holders of Gold Eagle Common Shares exceeds the Maximum Shares then the number of Goldcorp Shares issuable to any holder of Gold Eagle Common Shares shall, subject to rounding in accordance with Section 3.05, be determined by multiplying the total number of Goldcorp Shares issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Shares and the denominator of which is the number of Goldcorp Shares otherwise issuable to all electing holders, and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their Gold Eagle Common Shares for which such holder would, but for this clause, have received Goldcorp Shares;
(c)	any Former Gold Eagle Shareholder who has not duly and validly completed and delivered the Letter of Transmittal by the Election Deadline shall be deemed to have elected to receive the Cash Consideration for 50% of his or her Gold Eagle Common Shares and the Share Consideration for the remaining 50% of his or her Gold Eagle Common Shares;

(d)	in accordance with the Gold Eagle Stock Option Plan, including section 3.8 thereof, each holder of a Gold Eagle Option outstanding immediately prior to the Effective Time shall be entitled to receive (and shall accept), upon the exercise of such holder’s Gold Eagle Options, for the same aggregate consideration therefor and in lieu of any Gold Eagle Common Shares or other consideration, the number of Goldcorp Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately before the Effective Time, such holder had been the registered holder of the number of Gold Eagle Common Shares to which such holder was theretofore entitled upon such exercise and such holder elected to receive the Share Consideration and each such Gold Eagle Option shall continue to be governed by and be subject to the terms of the Gold Eagle Share Option Plan and any applicable agreement thereunder. If the adjustment to the Gold Eagle Options contemplated by this paragraph results in a disposition of Gold Eagle Options for options to acquire Goldcorp Common Shares or “new” Gold Eagle Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the Goldcorp Stock Option In-The-Money Amount in respect of a Gold Eagle Option exceeds the Gold Eagle Stock Option In-The-Money Amount in respect of the Gold Eagle Option, the number of Goldcorp Common Shares which may be acquired on exercise of the Gold Eagle Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Goldcorp Stock Option In-The-Money Amount in respect of the Gold Eagle Option does not exceed the Gold Eagle Stock Option In-The-Money Amount in respect of the Gold Eagle Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged;

(e)	with respect to each Gold Eagle Common Share (other than Gold Eagle Common Shares held by Goldcorp and its Affiliates):
(i)	each Former Gold Eagle Shareholder shall cease to be the Holder of such share and such Holder’s name shall be removed from the register of Gold Eagle Common Shares with respect to such Gold Eagle Common Shares as of the Effective Date; and

(ii)	Goldcorp shall, and shall be deemed to be, the transferee of such share (free and clear of any Liens) and shall be entered in the register of Gold Eagle Common Shares as the holder thereof as at the Effective Time;
(f)	Gold Eagle will file an election with the Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act.
Section 3.02 Election
(a)	The initial election date (the “Initial Election Date”) shall be [●], 2008, unless otherwise agreed in writing by Goldcorp and Gold Eagle. If, after the Letter of Transmittal has been mailed, Goldcorp and Gold Eagle determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, then the date by which Letters of Transmittal must be received shall be extended to a date which the parties expect to be not more than 10 Business Days before the Effective Date. In the event that the date by which Letters of Transmittal must be received is extended, Gold Eagle shall provide at least 5 days notice of the new Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to holders of Gold Eagle Common Shares by means of publication, at least once, in The Globe and Mail; national edition, or any other English language daily newspaper of general circulation in Canada. Any duly completed Letter of Transmittal deposited by the Election Deadline on the Initial Election Date shall not be required to be re-deposited if the date by which Letters of Transmittal must be received is extended pursuant hereto. The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the “Election Date.

(b)	The Letter of Transmittal shall be sent not less than 21 days prior to the Initial Election Date to each holder of record of Gold Eagle Common Shares.

(c)	Each Person who, at or prior to the Election Deadline, is a holder of record of Gold Eagle Common Shares will be entitled, with respect to all or a portion of their shares, to make an election at or prior to the Election Deadline to receive (i) the Cash Consideration, or (ii) the Share Consideration, in exchange for such holder’s Gold Eagle Common Shares on the basis set forth herein and in the Letter of Transmittal.
Section 3.03 Methods of Election
The election contemplated by Sections 3.01(b) and 3.02 shall be made as follows:
(a)	each Former Gold Eagle Shareholder shall make such election by depositing with the Depositary by the Election Deadline an irrevocable Letter of Transmittal duly signed and completed in accordance with the provisions thereof, indicating such Former Gold Eagle Shareholders’ election, together with the certificates representing such Former Gold Eagle Shareholders’ Gold Eagle Common Shares;

(b)	any Letter of Transmittal once so deposited with the Depositary shall be irrevocable and may not be withdrawn by the Former Gold Eagle Shareholders;

(c)	any Former Gold Eagle Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal together with the certificates representing such Former Gold Eagle Shareholders’ Gold Eagle Common Shares prior to the Election Deadline or otherwise fails to fully comply with the requirements of paragraph 3.03(a), (including any Former Gold Eagle Shareholders who attempts to exercise but does not validly exercise Dissent Rights shall be deemed to have elected to receive the Cash Consideration for 50% of his Gold Eagle Common Shares and the Share Consideration for the remaining 50% of his Gold Eagle Common Shares;

(d)	any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depositary specified in the Letter of Transmittal; and

(e)	a Former Gold Eagle Shareholder who holds Gold Eagle Common Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Gold Eagle Common Shares may submit multiple Letters of Transmittal.
Section 3.04 Tax Election
(a)	An Eligible Holder whose Gold Eagle Common Shares are exchanged for Goldcorp Common Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”). The Eligible Holder will have the option of submitting the necessary information electronically (through a secure website) or manually (by mailing a manually completed worksheet to an appointed representative, as directed by Goldcorp). A special purpose website will be made available to the Eligible Holder to assist with this process. The information to be provided by the Former Gold Eagle Shareholder will include the number of shares transferred, the transferred properties cost base, the applicable agreed amounts for the purposes of such election and other information necessary to complete the Section 85 Election. Goldcorp shall, within 90 days after receiving the electronic or manual submission, and subject to such submission being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return a copy of a completed Section 85 Election to the Former Gold Eagle Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Gold Eagle, Goldcorp nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Goldcorp or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(b)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Goldcorp will promptly deliver a tax instruction letter, together with the relevant tax election worksheets to the Eligible Holder.
Section 3.05 No Fractional Goldcorp Common Shares
               No fractional Goldcorp Common Shares shall be issued to Former Gold Eagle Shareholders. The number of Goldcorp Common Shares to be issued to Former Gold Eagle Shareholders shall be rounded up to the nearest whole Goldcorp Common Share in the event that a Former Gold Eagle Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Common Share and shall be rounded down to the nearest whole Goldcorp Common Share in the event that a Former Gold Eagle Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Common Share.
Section 3.06 Fractional Cash Consideration
               Any cash consideration owing to a Former Gold Eagle Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR
DISSENT PROCEDURES
Section 4.01 Dissent Rights
          Holders of Gold Eagle Common Shares may exercise Dissent Rights with respect to Gold Eagle Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Rights, the Notice of Dissent must be sent to Gold Eagle by holders who wish to dissent no later than 4:00 pm on the date which is two Business Days prior to the date of the Gold Eagle Meeting or any date to which the Gold Eagle Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:
(a)	are ultimately entitled to be paid fair value for their Gold Eagle Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Gold Eagle Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Goldcorp; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Gold Eagle Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Gold Eagle Common Shares and shall be entitled to receive the Cash Consideration for 50% of his or her Gold Eagle Common Shares and the Share Consideration for the remaining 50% of his or her Gold Eagle Common Shares, subject to pro rationing in accordance with Section 3.01 hereof;
but further provided that in no case shall Goldcorp, Gold Eagle or any other person be required to recognize holders of Gold Eagle Common Shares who exercise Dissent Rights as holders of Gold Eagle Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Gold Eagle Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Gold Eagle Common Shares at the Effective Time.
ARTICLE FIVE
DELIVERY OF GOLDCORP COMMON SHARES AND CASH
Section 5.01 Right of Former Gold Eagle Shareholders to Receive Goldcorp Common Shares and Cash
(a)	At or prior to the Effective Time, Goldcorp shall deposit with the Depositary, for the benefit of the Former Gold Eagle Shareholders, cash in an amount equal to the Maximum Cash and certificate(s) representing the Maximum Shares.

(b)	Subject to Section 5.05, Goldcorp shall cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Shareholder Letter of Transmittal and the certificates representing the Gold Eagle Common Shares or other documentation as provided in the Letter of Transmittal, to:
(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Former Gold Eagle Shareholders at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Former Gold Eagle Shareholders in the Letter of Transmittal, make available at the Depositary for pick-up by the Former Gold Eagle Shareholders; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Former Gold Eagle Shareholders at the address of such Former Gold Eagle Shareholders as shown on the share register maintained by Gold Eagle as at the Effective Time, a cheque representing the cash payment, if any, payable to such Former Gold Eagle Shareholders and/or certificates representing the number of Goldcorp Common Shares, if any, issuable to such Former Gold Eagle Shareholders as determined in accordance with the provisions hereof.

(c)	No Former Gold Eagle Shareholder shall be entitled to receive any consideration with respect to the Gold Eagle Common Shares other than the cash payment, if any, and certificates representing the Goldcorp Common Shares, if any, which they are entitled to receive in accordance with Article 3 of this Plan of Arrangement and, for greater certainty, no Former Gold Eagle Shareholder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.
Section 5.02 Lost Certificates
          In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Gold Eagle Common Shares that were exchanged for Goldcorp Common Shares and the cash consideration or for Goldcorp Common Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Goldcorp Common Shares and/or a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing the Goldcorp Common Shares and/or the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Goldcorp Common Shares and/or a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Goldcorp Common Shares and/or cheque, give a bond satisfactory to Goldcorp and the Depositary in such amount as Goldcorp and the Depositary may direct, or otherwise indemnify Goldcorp and the Depositary in a manner satisfactory to Goldcorp and the Depositary, against any claim that may be made against Goldcorp or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Gold Eagle.
Section 5.03 Distributions with Respect to Unsurrendered Certificates
          No dividend or other distribution declared or made after the Effective Time with respect to Goldcorp Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Gold Eagle Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Goldcorp Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Goldcorp Common Shares.
Section 5.04 Withholding Rights
          Goldcorp and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Gold Eagle Shareholder or Gold Eagle Optionholder such amounts as Goldcorp or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Gold Eagle Shareholder or Gold Eagle Optionholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
Section 5.05 Limitation and Proscription
          To the extent that a Former Gold Eagle Shareholder shall not have complied with the provisions of

Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date"), then the cash and/or Goldcorp Common Shares that such Former Gold Eagle Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Goldcorp Common Shares, together with any cash consideration to which such Former Gold Eagle Shareholder was entitled, shall be delivered to Goldcorp by the Depositary and the share certificates shall be cancelled by Goldcorp, and the interest of the Former Gold Eagle Shareholder in such Goldcorp Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.
ARTICLE SIX
AMENDMENTS
Section 6.01 Amendments to Plan of Arrangement
(a)	Goldcorp and Gold Eagle reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Goldcorp and Gold Eagle, (iii) filed with the Court and, if made following the Gold Eagle Meeting, approved by the Court, and communicated to holders or former holders of Gold Eagle Common Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Gold Eagle at any time prior to the Gold Eagle Meeting provided that Goldcorp shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Gold Eagle Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Gold Eagle Meeting shall be effective only if: (i) it is consented to in writing by each of Goldcorp and Gold Eagle; and (ii) if required by the Court, it is consented to by holders of the Gold Eagle Common Shares voting in the manner directed by the Court.

B-1
SCHEDULE B
FORM OF LOCK-UP AGREEMENT
Please see attached.

LOCK-UP AGREEMENT
     THIS AGREEMENT is made as of the 31st day of July, 2008.
BETWEEN:
(the “Shareholder”)
-and-
GOLDCORP INC., a corporation existing under the laws of Ontario ( “Goldcorp”)
     WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of the issued and outstanding common shares in the capital of Gold Eagle Mines Ltd. (“Gold Eagle”) and options to purchase common shares of Gold Eagle set forth on Schedule A hereto;
     AND WHEREAS the Shareholder understands that Goldcorp and Gold Eagle are, concurrently with the execution and delivery of this Agreement, executing and delivering the Business Combination Agreement (as defined herein) providing for the Arrangement (as defined herein);
     AND WHEREAS this Agreement sets out the terms and conditions of the agreement of each Shareholder (i) to vote its Shareholder Shares (as defined herein) or cause the same to be voted in favour of the Gold Eagle Resolution (as defined herein) and (ii) to abide by the other restrictions and covenants set forth herein;
     AND WHEREAS the Shareholder acknowledges that Goldcorp would not enter into the Business Combination Agreement but for the execution and delivery of this Agreement by such Shareholder;
     NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions

In this Agreement:

“Acquisition Proposal” means, in respect of Gold Eagle, any bona fide inquiry, proposal or offer made by a party with whom Gold Eagle deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Gold Eagle’s assets), any recapitalization, reorganization, liquidation, sale or issue of a material number of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Gold Eagle or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Gold Eagle (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Business Combination Agreement and the Plan of Arrangement attached thereto, subject to any amendments or variations thereto made in accordance with the Business Combination Agreement and the Plan of Arrangement attached thereto or made at the direction of the Court in the Final Order;

“Business Combination Agreement” means the Business Combination Agreement dated the date hereof between Goldcorp and Gold Eagle, dated July 31, 2008 as it may be amended from time to time in accordance with its terms;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Final Order” means the order of the Court pursuant to section 182 of the OBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Interim Order” means the interim order of the Court pursuant to subsection section 182 of the OBCA, made in connection with the Arrangement, as such order may be amended;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

“Option” means an option to purchase Shares granted under the Stock Option Plan;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A to the Business Combination Agreement, and any amendments or variations thereto made in accordance with the Business Combination Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Goldcorp and Gold Eagle, each acting reasonably;

“Shareholder Shares” means all Shares and all other securities of Gold Eagle including, but not limited to, Options owned by the Shareholder, including (i) all Shares issuable upon the exercise of Options owned by the Shareholder, and (ii) all securities of Gold Eagle or of any holding body corporate for securities issued by Gold Eagle, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares or Options or any interest in the Shareholder;

“Shares” means common shares of Gold Eagle;

“Gold Eagle Meeting” means the special meeting of Gold Eagle Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Gold Eagle Resolution;

“Gold Eagle Resolution” means the special resolution of the Gold Eagle Shareholders approving the Arrangement and the Business Combination Agreement, to be considered at Gold Eagle Meeting;

“Stock Option Plan” means the 2006 Stock Option Plan of Gold Eagle dated November, 2006.

1.2	Definitions in Business Combination Agreement

All terms used in this Agreement that are not defined in section 1.1 or elsewhere herein and that are defined in the Business Combination Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement.

1.3	Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule A – Shareholder Shares and Options
ARTICLE 2
COVENANTS OF GOLDCORP
2.1	Obligations under Business Combination Agreement

Goldcorp hereby covenants and irrevocably agrees in favour of the Shareholder that it will comply with its obligations set forth in the Business Combination Agreement.

ARTICLE 3
COVENANTS OF THE SHAREHOLDER
3.1	General

The Shareholder hereby covenants and irrevocably agrees in favour of Goldcorp that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, such Shareholder will:
(a)	not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal or the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Goldcorp or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b)	immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c)	promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Goldcorp, at first orally and then in writing, in the event it or its Representatives receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal. The Shareholder will also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Goldcorp may reasonably request;

(d)	not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Shareholder Shares, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

(e)	not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement and this Agreement;

(f)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Business Combination Agreement;

(g)	not vote or cause to be voted any Shareholder Shares in respect of any proposed action by Gold Eagle or its shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Business Combination Agreement and this Agreement;

(h)	irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Gold Eagle Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(i)	in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Gold Eagle, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Shares;

(j)	hereby agree that any securities of Gold Eagle purchased by the Shareholder in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Shares; and

(k)	take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Shares will be held by such Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shares;
provided however that nothing in this Section 3.1 will prevent the Shareholder, if the Shareholder is a director or officer of Gold Eagle and solely in his or her capacity as such director or officer, from acting in accordance with the exercise of his or her capacity as such director or officer, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Gold Eagle, if such action is required in order for the Shareholder to fulfill his or her fiduciary duty as a director and/or officer of Gold Eagle and provided that the board of directors of Gold Eagle has first obtained the written advice of legal counsel that such action is required by applicable Laws.

3.2	Voting of the Shareholder Shares in Favour of the Gold Eagle Resolution

Each Shareholder hereby agrees with Goldcorp that it will, on or before the fifth Business Day prior to Gold Eagle Meeting, duly complete and cause forms of proxy in respect of all of the Shareholder Shares, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Gold Eagle Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement including, but not limited to, Section 3.1.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with Goldcorp as follows, and acknowledges that Goldcorp is relying upon such representations, warranties and covenants in entering into this Agreement
(a)	Incorporation; If such Shareholder is a corporation or other legal entity, such Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. Such Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement.

(b)	Authorization. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement enforceable by Goldcorp against such Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c)	Ownership of Shares and Other Securities. Such Shareholder is, and, subject to Section 3.3, will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Shareholder Shares, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. Such Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(d)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of such Shareholder’s Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(e)	Voting. Other than pursuant to this Agreement, none of such Shareholder’s Shareholder Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(f)	Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(g)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against such Shareholder or any of its affiliates that would adversely affect in any manner the ability of such Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares and there is no judgment, decree or order against such Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares.

(h)	No Other Securities. The only securities of Gold Eagle beneficially owned or controlled, directly or indirectly, by such Shareholder are its Shareholder Shares and such Shareholder has no other agreement or option, or right or privilege (whether by law, pre emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Shareholder or transfer to such Shareholder of additional securities of the Company.
4.2	Representations and Warranties of Goldcorp

Goldcorp hereby represents and warrants to each Shareholder as follows, and acknowledges that each Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement
(a)	it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement by Goldcorp and the consummation by Goldcorp of the transactions contemplated hereunder have been duly authorized by the board of directors or similar authority of Goldcorp and no other internal proceedings on the part of Goldcorp are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Goldcorp and constitutes a legal, valid and binding agreement enforceable by the Shareholder against Goldcorp in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought; and

(c)	no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by Goldcorp in connection with the execution and delivery of this Agreement by Goldcorp, except as provided in the Business Combination Agreement.
ARTICLE 5
TERMINATION
5.1	Termination by Goldcorp

Goldcorp, when not in material default in the performance of its obligations under this Agreement or the Business Combination Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Shareholder if:
(a)	any of the representations and warranties of the Shareholder under this Agreement shall not be true and correct in all material respects;

(b)	the Shareholder shall not have complied with its covenants to Goldcorp contained in this Agreement in all material respects;
provided, however, that such termination shall be without prejudice to any rights which Goldcorp may have as a result of any default by the Shareholder prior to such termination.
5.2	Termination by the Shareholder

The Shareholder, when not in material default in its performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to Goldcorp if:
(a)	any of the representations and warranties of Goldcorp under this Agreement shall not be true and correct in all material respects;

(b)	Goldcorp shall have amended the Business Combination Agreement to provide for lesser consideration per Share under the Arrangement without the prior written consent of the Shareholder or in any respect which is material and adverse to the Shareholder without the prior written consent of the Shareholder, provided that Goldcorp may, without the consent of the Shareholder amend the terms of the Arrangement (A) to increase the consideration (or the value of the consideration) under the Arrangement, or (B) extend the Effective Date to a date no later than the Completion Deadline; or (C) to the extent that Goldcorp has the power to do so, to waive any condition of the Arrangement or the Business Combination Agreement; or

(c)	Goldcorp shall not have complied with its covenants to the Shareholder contained herein in all material respects.
5.3	Automatic Termination

Unless extended by mutual agreement of the Shareholder, on the one hand, and Goldcorp, on the other hand, this Agreement shall automatically terminate on the Completion Deadline. In addition, this Agreement shall automatically terminate in the event that the Business Combination Agreement is terminated by any party thereto in accordance with its terms.
5.4	Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of Goldcorp and the Shareholder.

5.5	Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.
ARTICLE 6
GENERAL
6.1	Further Assurances

The Shareholder and Goldcorp will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2	Survival of Representations and Warranties

No investigations made by or on behalf of Goldcorp or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

No investigations made by or on behalf of the Shareholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by Goldcorp herein or pursuant hereto.

6.3	Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations. The Parties acknowledge that the terms of this Agreement will be publicly disclosed.

6.4	Assignment

Subject to prior written notice to each Shareholder, Goldcorp may assign all or part of its rights under this Agreement to a direct or indirect wholly owned subsidiary of Goldcorp, but, if such assignment takes place, the Goldcorp, shall continue to be liable jointly and severally with the assignee for any obligations hereunder. This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

6.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

6.8	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Business Combination Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:
(a)	to Goldcorp, addressed as follows:

Goldcorp Inc. Suite 3400-666Burrard Street Vancouver, British Columbia V6C-2X8

Attention: Executive Vice President, Corporate Development Facsimile: (604)-696-3001 Email: chuck.jeannes@goldcorp.com

And to:

Goldcorp Inc. Suite 3400-666Burrard Street Vancouver, British Columbia V6C-2X8

Attention: Vice President and General Counsel Facsimile: (604)-696-3001 Email: david.deisley@goldcorp.com with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP 2100 – 40 King Street West Toronto, Ontario M5H-3C2 Attention: Paul M. Stein Facsimile: (416) 350-6949 Email: pstein@casselsbrock.com

(b)	the Shareholders at the addresses shown on the attached Schedule A with a copy (which shall not constitute notice) to:

Fraser Milner Casgrain LLP Suite 3900, One First Canadian Place 100 King Street West Toronto, ON M5X 1B2

Attention: John W. Sabine Facsimile.: (416) 863-4374 Email: john.sabine@fmc-law.com :
or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.11	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.12	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.
[Remainder of page intentionally left blank. Signature pages follow.]

6.13	Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.
           IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED in the presence of:	)
) ) ) ) )

Name:	)	Print
	)	Name:

GOLDCORP INC.
By:
Name:
Title:

SCHEDULE A
Shareholder

Number of Shares
Name of Shareholder	Address of Shareholder	and Options

C-1
SCHEDULE C
PATENTED LANDS AND LICENSES OF OCCUPATION
Note: Schedule C has been omitted from this version of the Business Combination Agreement.